Eleven Biotherapeutics, Inc.
245 First Street, Suite 1800
Cambridge, MA

November 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Gabor
Erin Jaskot

Re:    Eleven Biotherapeutics, Inc.
Registration Statement on Form S-1(File No. 333-220809)
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Eleven Biotherapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) to become effective on November 1, 2017, at 9:00AM Eastern Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Steven J. Abrams of Hogan Lovells US LLP at (267) 675-4671.
Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.
ELEVEN BIOTHERAPEUTICS, INC.

By:     /s/ Stephen A. Hurly
Name:     Stephen A. Hurly

Title:	President and Chief Executive Officer